May 18, 2010
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: John Archfield
Mailstop 3561
     Re:    Quiksilver, Inc. (File No. 001-14229)
Ladies and Gentlemen:
     We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated May 10, 2010 (the “SEC Comment Letter”) regarding Quiksilver, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2009 (the “2009 Form 10-K”). The numbered response set forth below corresponds with the comment contained in the SEC Comment Letter.
Critical Accounting Policies, page 31
Goodwill, page 31
Your Comment
1.	We note in your response to comment two of our letter dated March 31, 2010 that the fair value for your Europe and Asia/Pacific reporting units exceed the carrying value by 7% and 5%, respectively. In addition, we note your proposed disclosure to be included in your 2010 Form 10-K in the event the fair value of your Europe and Asia/Pacific reporting units do not substantially exceed their carrying values at October 31, 2010, or in earlier Form 10-Q’s should you be required to evaluate goodwill for impairment on an interim basis. Please provide your proposed disclosure within the Critical Accounting Policies of your April 30, 2010 Form 10-Q, or explain to us why you do not believe such disclosure is necessary.
Response to Your Comment
     Based on the Staff’s comment, we will include our proposed goodwill disclosure (contained in our letter to you dated April 21, 2010) in the Critical Accounting Policies section of our April 30, 2010 Form 10-Q.

     If you have any questions regarding our response to the Staff’s comments, please feel free to contact me at (714) 889-6007, or our Principal Accounting Officer, Brad Holman, at (714) 889-2736.
Sincerely,

QUIKSILVER, INC.
/s/ Joe Scirocco
Joe Scirocco
Chief Financial Officer